					Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the year ended December 31,
	2007	2006	2005	2004	2003

Earnings before income taxes	$ 994,870	$ 896,348	$ 799,425	$ 526,991	$ 393,064
Fixed charges	93,240	62,546	68,472	20,649	20,865
Earnings before income taxes and fixed charges	$ 1,088,110	$ 958,894	$ 867,897	$ 547,640	$ 413,929

Fixed charges:
Interest expense	$ 82,217	$ 52,446	$ 58,414	$ 14,301	$ 15,051
Portion of rental expense representative of interest factor (1)	11,023	10,100	10,058	6,348	5,814
Total fixed charges	$ 93,240	$ 62,546	$ 68,472	$ 20,649	$ 20,865

Ratio of earnings to fixed charges	11.7	15.3	12.7	26.5	19.8